Black Momma Tea & Cafe, Inc.

Balance Sheet

As of July 31, 2018

	Jul 31, 18
ASSETS	
Current Assets	352,950.67
Fixed Assets	5,136.71
Other Assets	520.00
TOTAL ASSETS	**358,607.38**
LIABILITIES & EQUITY	
Equity	
APIC	393,985.73
Common Stock	1,000.00
Net Income	-36,378.35
Total Equity	358,607.38
TOTAL LIABILITIES & EQUITY	**358,607.38**